August 7, 2019

Via Edgar Correspondence

Ms. Christine Westbrook

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tauriga Sciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2019
File No. 000-53723

Dear Ms. Westbrook:

We have received your correspondence dated August 5, 2019. We have addressed your comment by reproducing below each comment and providing our response immediately thereafter.

Preliminary Proxy Statement on Schedule 14A filed on July 29, 2019

Proposal 1 – Approval of Amendment to the Articles of Incorporation to Increase Shares of Common Stock

Current Obligations of the Company to Issue Shares under Certain Convertible Note Agreements, page 10

1.	We note you are seeking approval to increase your authorized common shares in order to satisfy your obligation to reserve shares under your convertible debt instrument, dated July 22, 2019. Please refer to Note A of Schedule 14A and provide the disclosure required by Item 11 of Schedule 14A. Also provide the disclosure required by Item 13(a) of Schedule 14A or explain why such disclosure is not required.

The Item 11 disclosures and our responses are set forth herein:

(a)	State the title and amount of securities to be authorized or issued.

Should this convertible debt instrument be converted into shares of our common stock as of July 29, 2019, the date of the initial Preliminary Proxy Statement, the total principal of $55,000 plus accrued interest of $106, would be converted into 2,119,462 shares of common stock at the conversion price (65% of the lowest 15 day trading period = $0.026 per share). This note cannot be converted by the holder for 180 days immediately following entry on July 22, 2019, and the Company has the option to prepay this note in cash within the first 180 days of entry. This note will be fully disclosed in the Form 10-Q for the period ended June 30, 2019 which the Company plans to file by August 14, 2019.

(b)	Furnish the information required by Item 202 of Regulation S-K section 229.202 of this chapter). If the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any.

If not earlier pre-paid in cash, any shares of common stock to be issued in conversion of this convertible debt instrument are additional shares of a class of stock already outstanding. In addition there are no preemptive or other special rights applicable to the common stock shares issuable under this convertible debt instrument. Therefore, pursuant to the exceptions set forth in Item 202 of Reg S-K, there is no additional disclosure called for under this clause (b).

(c) Describe briefly the transaction in which the securities are to be issued including a statement as to (1) the nature and approximate amount of consideration received or to be received by the registrant and (2) the approximate amount devoted to each purpose so far as determinable for which the net proceeds have been or are to be used.

The issuance of the convertible debt instrument was completed pursuant to a private placement exempt from registration under the Securities Act of 1933. The issuance of this convertible debt instrument for $55,000 resulted in net proceeds to the Company of $48,000 after deductions for original issue discounts of $5,000 and $2,000 in payment of legal fees. We have used the proceeds of this convertible debt instrument to continue paying our manufacturer for additional inventory for our products. Other than the authorization sought of our shareholders in this Preliminary Proxy Statement to increase the shares under our Articles of Incorporation, no other authorization shall be sought with respect to the July 22, 2019 financing.

(d) If the securities are to be issued otherwise than in a public offering for cash, state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders.

As noted in section (c), this was a private placement financing from which we used the net proceeds of $48,000 to continue paying our product manufacturer for additional inventory. In addition, there are no preemptive, registration, special voting or other extraordinary rights attached to the shares of common stock issuable upon conversion of the July 22, 2019 note.

(e) Furnish the information required by Item 13(a) of this schedule.

The Item 13(a) disclosures and our responses are set forth herein:

(1)	Financial statements meeting the requirements of Regulation S-X, including financial information required by Rule 3-05 and Article 11 of Regulation S-X with respect to transactions other than pursuant to which action is to be taken as described in this proxy statement (A smaller reporting company may provide the information in Rules 8-04 and 8-05 of Regulation S-X in lieu of the financial information required by Rule 3-05 and Article 11 of Regulation S-X).

We are a smaller reporting company. Rule 8-04 addresses financial statements of businesses acquired or to be acquired. We have not acquired any businesses related to or from this financing and, therefore, Rule 8-04 does not apply to us. Rule 8-05 addresses pro forma financial information for the businesses being acquired or to be acquired. Since we had no acquisition of businesses and none that are to happen, Rule 8-05 does not apply to us in this regard.

(2)	Item 302 of Regulation S-K, supplementary financial information.

Subsection (c) of Item 302 states that a registrant that qualifies as a smaller reporting company, as defined by Section 229.10(f)(1), is not required to provide the information required by this Item. As a result, subsection 302 is not applicable to us in this respect since Tauriga Sciences is a smaller reporting company.

(3)	Item 303 of Regulation S-K, management’s discussion and analysis of financial condition and results of operations.

Subsection (d) of Item 303 states that a registrant that qualifies as a smaller reporting company, as defined by Section 229.10(f)(1), may provide the information required in paragraph (a)(3)(iv) of this Item for the last two most recent fiscal years of the registrant if it provides financial information on net sales and revenues and on income from continuing operations for only two years. A smaller reporting company is not required to provide the information required by paragraph (a)(5) of this Item. We have provided the information covered by Item 303 of Regulation S-K in our applicable annual and quarterly filings and are in compliance.

(4)	Item 304 of regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure.

On July 18, 2019, we filed a Form 8-K for Item 4.01, which discussed the change in our independent registered public accounting firm. As noted in that filing, there were no disagreements with our predecessor firm regarding any matter of accounting principles, financial statement disclosure, or auditing scope of procedure which disagreement if not resolved would have caused the predecessor firm to make reference to such matter; and there were no reportable events as set forth in Item 304(a)(1)(iv) and (v), respectively of Regulation S-K.

(5)	Item 305 of Regulation S-K, quantitative and qualitative disclosures about market risk.

Subsection (e) of Item 305 states that a registrant that qualifies as a smaller reporting company, as defined by Section 229.10(f)(1), is not required to provide the information required by this Item. As a result, Item 305 is not applicable to us.

(6)	A statement as to whether or not representatives of the principal accountants for the current year and for the most recently completed fiscal year:

a.	Are expected to be present at the security holders’ meeting
b.	Will have the opportunity to make a statement if they desire to do so; and
c.	Are expected to be available to respond to appropriate questions

Both representatives from our current independent registered public accounting firm and are predecessor independent registered public accounting firm will be present for the security holder’ meting.

As a general item, please note that, as set forth in our Preliminary Proxy Statement, we also stated the reason for seeking shareholder approval to increase our authorizes shares is multifold, and includes our reliance on our equity capital to raise funds, hire employees, consultants or advisors, to potentially acquire businesses that will enhance our current activities, to reserve sufficient shares for the conversion or exercise of issued securities and to retain flexibility to respond to current and future business needs and opportunities as they arise.

We have revised the disclosure in proposal number one under the heading “Current Obligations of the Company to Issue Shares Under Certain Convertible Note Agreements” in response to Item 11. We have contemporaneously filed amendment number one to the preliminary proxy statement along with the response letter to the staff.

We confirm that we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/ Seth M. Shaw

Seth M. Shaw

Chief Executive Officer